Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 8-K Filed April 27, 2006
File No. 0-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of May 10, 2006 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Item 9A: Controls and Procedures, page 17

Comment 1:

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to the certifying officers by others within the Company and its consolidated subsidiaries during the

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

period covered by this report.” Tell us how your officers considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective in ensuring that the information required to be disclosed by the Company in your Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules.

Response 1:

The Company evaluated, with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of its disclosure controls and procedures for the period ending December 31, 2005. Based on that evaluation, the Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its Annual Report on Form 10-K was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules. The Company will revise its disclosure in future filings to state whether the certifying persons concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules.

Comment 2:

We also note your statement that “The Company cannot provide assurance that new problems will not be found in the future, nor does it expect that its disclosure controls and procedures, or its internal controls, will prevent all errors and all fraud because no system can provide absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud within ANSYS have been detected.” Tell us how you considered the requirements of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http.//www.sec.gov/rules/final/33-8238.htm> to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

Response 2:

The Company’s Chief Executive Officer and Chief Financial Officer (the principal executive officer and the principal financial officer of the Company, respectively) have concluded that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the controls and procedures are effective at that “reasonable assurance” level. In order to address the concerns raised by the Commission, in future filings the Company will not include the following sentences, “The Company cannot provide assurance that new problems will not be found in the future, nor does it expect that its disclosure controls and procedures, or its internal controls, will prevent all errors and all fraud because no system can provide absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud within ANSYS have been detected.”

Notes to Consolidated Financial Statements

Note 1: Organization

Revenue Recognition

Comment 3:

We note that the Company estimates the value of post contract customer support (“pcs”) sold together with perpetual licenses by “reference to published price lists that generally represent the prices at which customers could purchase renewal contracts for such services.” The Company previously represented to the Staff (in your letter dated September 4, 2003) that the fee charged for pcs is based on a separate amount quoted in the price list. The Company also believes that the willingness of customers to renew the pcs arrangement and pay the pcs fee in subsequent years is vendor specific objective evidence for the fair value of the pcs. Do the pcs rates vary by product or customer class? Please explain the breakdown of your price list. Tell us how the actual amounts paid by the customers compare to the published price list. If the pcs amounts paid vary from customer to customer, then tell us how you determined that the Company can reasonably estimate fair value.

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

Response 3:

The Company’s representation in its letter dated September 4, 2003 “that the fee charged for post contract customer support (“pcs”) is based on a separate amount quoted in the price list” was correct at the time of the letter and continues to currently be the case.

The breakdown of the Company’s price list, except as noted below, includes distinct fixed pricing for various modules of the Company’s software for annual software leases, perpetual licenses and pcs. The Company does not typically sell a perpetual license without pcs. Separate price lists exist in different geographical locations. Such geographical locations, which total 10, are divided primarily by either continent (North America), groups of countries (for example, those transacting in Euros) or individual country. Additionally, the Company provides certain customers (the “Discounted Class”) a discounted price, stated in the form of a percentage discount, from the standard price list. The actual amounts paid by the customer are those reflected on the published price list (or in the case of the Discounted Class, the discounted price) applicable to the customer in its geography. The Company has consistently realized a high pcs renewal rate, charges customers the amount in the published price list for pcs renewal (or, in the case of the Discounted Class, the discounted price) and, as a result, uses the published price list (or, in the case of the Discounted Class, the discounted price) as vendor specific objective evidence of pcs in using the residual method of revenue recognition under SOP 97-2.

Although distinct pcs pricing exists in most geographical locations as noted above, the Company sells its product in a few geographies (specifically, India, Singapore, Brazil and Taiwan) where it is more traditional for the first year of pcs to be bundled with the price of a perpetual license. The breakdown of the Company’s published price list in such countries includes distinct fixed pricing for various modules of the Company’s software for annual software leases, perpetual licenses bundled with year one pcs and pcs renewal. Similar to that noted above, the Company also provides certain customers in these geographies a discounted price from the standard price list. The Company has consistently realized a high pcs renewal rate, charges customers the amount in the published price list for pcs renewal and, as a result, uses the published price list (or in the case of the Discounted Class, the discounted price) as vendor specific objective evidence of pcs in using the residual method of revenue recognition under SOP 97-2 for these countries.

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

Note 17: Subsequent Event

Comment 4:

We note your disclosures in the Company’s Form 10-K as well as in several Forms 8-K with regards to the Fluent acquisition. Please note that the Staff will review your Form 8-K/A that includes the Article 3-05 and pro forma financial information of Fluent, when filed, and we may have further comments.

Response 4:

On May 3, 2006, the Company sent a letter to Ms. Carol Stacey of the Division of Corporation Finance seeking the Commission’s concurrence with the proposed presentation of the Article 3-05 financial statements and pro forma financial information related to the Fluent acquisition for inclusion in the Form 8-K/A. On May 15, 2006, the Company received a response from Ms. Stacey Hunsaker, Associate Chief Accountant of the Division of Corporate Finance, agreeing with the proposed financial statement presentation for the Form 8-K/A. The Company intends to file the Form 8-K/A that includes the Article 3-05 and pro forma financial information of Fluent Inc. within the time periods specified in the Commission’s rules for Form 8-K and in accordance with the presentation indicated in the letter to the Commission on May 3, 2006.

Form 8-K Filed April 27, 2006

Comment 5:

We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP operating profit margin and non-GAAP diluted earnings per share):

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

Response 5:

Pursuant to your request, the Company clarifies below its consideration of the following items in each of its non-GAAP measures: (1) the economic substance behind management’s decision to use such a measure; (2) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; (3) the manner in which management compensates for these limitations when using the non-GAAP financial measure; and (4) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The economic substance behind management’s decision to use such a measure.

Adjusted gross profit margin and adjusted diluted earnings per share reflect the actual operating expenses and profits of the Company’s core business, without the effect of non-cash amortization expense of intangibles, stock-based compensation expense and the related tax impact of each. The Company considers these financial measures useful in assessing the actual performance of the Company.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

The primary limitation associated with adjusted gross profit margin and adjusted diluted earnings per share is that these non-GAAP financial measures may not be used and reported by all of the Company’s competitors. While the Company considered this limitation, the Company believes these non-GAAP financial measures are used by a sufficient number of competitors to be of value to its investors.

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Given the primary limitation associated with using the non-GAAP financial measures relates to comparisons among the Company and its competitors by investors, the Company does not believe it needs to compensate for this limitation. As noted above, the Company believes that the non-GAAP financial measures that it discloses are utilized by a sufficient number of competitors to be of value to its investors in comparing financial information.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The Company believes that the use of the non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial results with other companies in the Company’s industry which present similar non-GAAP financial measures to investors. In addition, the Company believes that it is in the best interest of its investors to have access to this financial information to facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision-making.

In light of the concerns raised by the Commission in this Comment and Comment No. 6 below, the Company will revise its press releases filed under Item 9.01 of Forms 8-K in future periods to enhance its disclosure to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The Company proposes to include for future periods the disclosure provided below in its press releases filed under Item 9.01 of Form 8-K that include the non-GAAP measures described below.

Proposed Disclosure For Future Periods

Use of Non-GAAP Measures

The Company provides non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share as supplemental measures to GAAP regarding the Company’s operational performance. The Company has historically reported similar non-GAAP financial measures to its investors and believes that the inclusion of comparative numbers provides consistency in its financial reporting.

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States.

Pursuant to the requirements of Regulation G, the Company has provided a reconciliation of the adjusted (non-GAAP) financial measures to the most directly comparable GAAP financial measures. The GAAP measure most directly comparable to non-GAAP adjusted operating profit margin is the operating profit margin and the GAAP measure most directly comparable to non-GAAP adjusted diluted earnings per share is diluted earnings per share.

Non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share are discussed in this earnings release because management uses these financial measures in evaluating the results of the continuing operations of the business and to set internal budgets. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision-making. In addition, the Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial results with other companies in the Company’s industry which present similar non-GAAP financial measures to investors. Management encourages investors to review the reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures that are provided within the financial information attached to this news release.

Non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share reflect the actual cost of sales and operating expenses without the effects of the (a) amortization expense associated with intangible assets acquired in business acquisitions, including amounts related to acquired software, customer list and non-compete agreements, (b) stock-based compensation expense and (c) tax impact related to such adjustments.

The Company incurs amortization of intangibles related to various acquisitions it has made and stock-based compensation expense as part of its ongoing operations, each of which are included

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

in its GAAP presentation of cost of sales and operating expenses. Management excludes these items, and their related tax impact, for the purposes of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share, when it evaluates the continuing operational performance of the Company. The Company believes that eliminating these expenses from the operating profit margin is useful to investors because management believes the GAAP measure, alone, is not indicative of the Company’s core operating expenses and performance. Management excludes the amortization of intangibles related to various acquisitions it has made and the related tax impact even though such items have recurred in the past and may recur in future periods because they are driven by events (such as acquisitions) that occur sporadically. In addition, management believes that the exclusion of stock-based compensation expense allows investors to better track the performance of the Company without regard to distortive effects of, in the case of its stock options, the settlement of an obligation that will not be made in cash.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

Comment 6:

Your Reconciliation of Non-GAAP Measures appear to include a number of measures, such as non-GAAP cost of sales, non-GAAP operating expenses and non-GAAP provision for income taxes, etc., for which you have not included the disclosures required by Item 10(e)(1) of Regulation S-K. Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with Item 100(b) of Regulation G. Please explain.

Response 6:

The Company’s Reconciliation of Non-GAAP measures includes non-GAAP cost of sales, non-GAAP operating expenses and non-GAAP provision for income taxes as those measures affect the non-GAAP adjusted operating profit margin disclosed in the press release. These measures are necessary to explain the exclusions that the Company made to calculate the non-GAAP adjusted operating profit margin. The Company provided the disclosure required by Item 10(e)(1) of Regulation S-K with respect to the non-GAAP adjusted operating profit margin

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

in its press release. Outlined below is the specific disclosure provided by the Company in the press release as it relates to the requirement of Item 10(e)(1) of Regulation S-K.

In accordance with Item 10(e)(1)(i)(A), the Company provided a presentation of equal prominence, of the most directly comparable financial measures, namely the operating profit margin and diluted earnings per share, calculated and presented in accordance with GAAP. These GAAP financial measures were disclosed on the first page of the Company’s press release. Following such disclosure, the Company presented the related non-GAAP financial measures adjusted operating profit margin and adjusted diluted earnings per share. Each of the presentations is in the same font and typeface. In accordance with Item 10(e)(1)(i)(B), the Company attached to the press release a reconciliation, which was quantitative for the historical non-GAAP measures presented, showing the difference between the non-GAAP financial measures released with the most directly comparable financial measures calculated and presented in accordance with GAAP. In the reconciliation, the Company presented each of the exclusions it made to calculate the non-GAAP adjusted operating profit margin and the non-GAAP adjusted diluted earnings per share. In accordance with Item 10(e)(1)(i)(C), the Company made a statement in the press release disclosing why the Company’s management believes the presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. Specifically, the Company noted, “The Company believes that these non-GAAP measures supplement its consolidated GAAP financial statements as they provide a consistent basis for comparison between reporting periods that are not influenced by certain non-cash items and are, therefore, useful to investors in helping them to better understand the Company’s operating results and underlying operational trends.” In accordance with Item 10(e)(1)(i)(D), the Company made a statement in the press release disclosing the additional purposes for which the Company’s management uses the non-GAAP financial measures. The Company specifically noted, “Management uses these non-GAAP financial measures internally to evaluate the Company’s business performance and plan for future periods; however, these measures are not intended to supersede or replace the GAAP results.”

In addition and in accordance with Item 10(e)(1)(ii), the Company did not (a) exclude charges or liabilities that required, or will require, a cash settlement or would have required cash settlement absent an ability to settle in another manner, (b) adjust non-GAAP performance measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years, (c) present non-GAAP financial measures on the face of its financial statements prepared in accordance with GAAP or in the accompanying

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

notes, (d) present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X and (e) use titles of non-GAAP measures that are the same as, or confusingly similar to, titles for GAAP financial measures. With respect to the foregoing, the Company only excluded charges or liabilities that did not and will not require a cash settlement. In addition, although the exclusions the Company made to calculate the non-GAAP adjusted operating profit margin with respect to the amortization of intangibles related to various acquisitions and the related tax impact had occurred in the past two years, such exclusions are appropriate as they are driven by events (such as acquisitions) that occur sporadically. In addition, the Company believes that the exclusion of stock-based compensation expense allows investors to better track the performance of the Company without regard to distortive effects of, in the case of its stock options, the settlement of an obligation that will not be made in cash. Moreover, the Company did not present non-GAAP financial measures on the face of its financial statements, and the Company did not include any pro forma financial information required to be disclosed by Article 11 of Regulation S-X. Finally, the titles the Company used for its non-GAAP measures were not the same or confusingly similar as the Company clarified that the non-GAAP measures were those as “adjusted.”

Given the foregoing, if the non-GAAP cost of sales, non-GAAP operating expenses and non-GAAP provision for income taxes measures were not included in the reconciliation, the Company’s presentation would not comply with Item 100(b) of Regulation G, as investors would not know what adjustments were made to calculate the non-GAAP adjusted operating profit margin.

To address the concerns raised by the Commission, the Company will revise its press releases filed under Item 9.01 of Form 8-K in future periods to enhance its disclosure to comply with the disclosures required by Item 10(e)(1) of Regulation S-K and include the proposed disclosure described in Response 5 above.

* * * * *

Ms. Kathleen Collins

Securities and Exchange Commission

May 22, 2006

As requested in the Comment Letter, the Company has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III
Joseph L. Johnson III, Esq. Goodwin Procter LLP

cc:	Sheila S. DiNardo
ANSYS, Inc.